14047959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 68246

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONDIALE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 ROCKEFELLER PLAZA, 15 WEST 51ST STREET, SUITE 2102
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm
CD
3/6/14

OATH OR AFFIRMATION

I, NANCY MISHKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONDIALE SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DALGIS FONSECA
Notary Public, State of New York
No. 01FO5018153
Qualified in Queens County
Commission Expires September 20, 2017

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONDIALE SECURITIES, LLC

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Mondiale Securities, LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Mondiale Securities, LLC (a New York limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mondiale Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules number "1" through "4" has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules number "1" through "4" is fairly stated in all material respects in relation to the financial statements as a whole.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2014

MONDIALE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 26,872
Marketable securities	204,456
Accounts receivable	284,553
Prepaid expenses	42,374
Due from related party	54,565
Total current assts	612,820
OTHER ASSETS	
Security deposit	9,891
TOTAL ASSETS	$ 622,711

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 8,180
MEMBERS' EQUITY	614,531
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 622,711

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED TO DECEMBER 31, 2013

REVENUES	
Fee income	$ 390,697
Dividend and interest income	7,070
Loss on investment securities	(4,362)
Total revenues	393,405
EXPENSES	
Salaries	60,000
Rent	49,321
Professional and registration fees	42,300
Insurance	40,052
Utilities	8,334
Telephone and internet	5,946
Payroll taxes	5,278
Office expenses	2,283
Filing fee	1,509
Investment expense	884
Meals and entertainment	395
Computer expense	251
Travel	119
Bank charges	99
Total expenses	216,771
NET INCOME BEFORE PROVISION FOR INCOME TAXES	176,634
PROVISION FOR INCOME TAXES	-
NET INCOME	$ 176,634

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 176,634
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on investment securities	4,362
Changes in assets and liabilities:	
Increase in accounts receivable	(178,957)
Sales of marketable securities	388,714
Purchases of marketable securities	(274,798)
Decrease in prepaid expenses	27,919
Increase in security deposit	(1,671)
Increase in due from related party	(49,734)
Decrease in accrued expenses payable	(3,169)
Total adjustments	(87,334)
Net cash provided by operating activities	89,300
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	(70,000)
NET INCREASE IN CASH	19,300
CASH – beginning of year	7,572
CASH – end of year	$ 26,872

See independent auditor's report and accompanying notes to financial statements.

MONDIALE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBERS' EQUITY - beginning of year	$ 507,897
NET PROFIT FOR THE YEAR	176,634
MEMBERS' DISTRIBUTIONS	(70,000)
MEMBERS' EQUITY - end of year	$ 614,531

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Mondiale Securities, LLC, is a limited liability company (the "Company"), organized on February 5, 2009 under the laws of the State of New York. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a finder by making introductions to institutional investors on behalf of investment fund managers. It receives fees for making these introductions if the investors make investments with the managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance. Revenues are recorded on a monthly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at fair market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income with the realized gain or loss.

Valuation of Securities:
The Company has adopted the Fair Value Measurements Topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC). It defines fair value as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. It also established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities of $204,456 consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Subsequent events:
Management has evaluated subsequent events through February 26, 2014, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2013 It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements. However, the Company is subject to New York City Unincorporated Business taxes.

The Company computes its New York City taxes in accordance with the requirements of the Income Tax Topic of the FASB's ASC.

There was no provision/(benefit) for income taxes at December 31, 2013.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax asset/(liability) at December 31, 2013 are as follows:

4. INCOME TAXES (Continued)

Short-term deferred tax asset/(liability)

Unrealized losses	$ 179
Net operating losses	16,148
Accounting method differences	(12,750)
Total	3,577
Valuation allowance	(3,577)
Net deferred tax asset/(liability)	$ -

The Company's deferred tax asset of $16,327 resulting from unrealized losses on marketable securities and its net operating losses of $403,706, due to expire in the year 2033, were used to offset deferred tax liability of $12,750. The Company has established a valuation allowance equal to 100% against the remaining deferred tax asset in the event that the net operating losses are not utilized.

The Company's federal, state and city income tax returns for 2010, 2011 and 2012 are, generally, subject to examination by the tax authorities for three years after they are filed.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2013 the Company's net capital exceeds such capital requirements by $197,225 and the ratio of aggregate indebtedness $8,180 to net capital $202,225 is 0.0404 to 1.

6. CONCENTRATION RISK

Approximately 90% of the Company's revenues are derived from three hedge fund managers.

7. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises subleased under a four-year operating lease that expires on July 30, 2014. Rent expense is $49,321 for the year ended December 31, 2013.

8. RELATED PARTY TRANSACTIONS

The Company has entered into a paying agent agreement with a related company to pay certain operating expenses on behalf of the Company. During the period ended December 31, 2013, the total expenses allocated by the related party to the company were $84,354. As of December 31, 2013, the receivable from the related party is $54,565.

All employee compensation and benefits are paid by the related party and charged to the Company.

9. EMPLOYEES' PROFIT SHARING AND DEFINED BENEFIT PLANS

The Company offered a profit sharing plan through its affiliated company to all employees. It is a contributory plan that provides for the Company to make a discretionary annual contribution. The Company did not make a contribution to the profit sharing plan for the year ended December 31, 2013. The plan was terminated in December of 2013.

The Company also maintained a defined benefit retirement plan through its affiliated company that provides benefits based upon employee years of service and overall base compensation. The Company's policy is to fund, at a minimum, amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities. The Company did not make a contribution to the defined benefit retirement plan for the year ended December 31, 2013. The plan was terminated in February of 2014.

At December 31, 2013, the fair value of the plan assets is as follows:

Cash	$ 47,387
Fixed income securities	610,388
Equity Securities	771,834
Total	$1,429,609

In accordance with the Financial Accounting Standards Board's "Fair Value Measurements Topic", all of the plan assets are considered Level 1 inputs and are valued based upon quoted prices in active markets.

Schedule "1"

MONDIALE SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2013

MEMBERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 614,531
Less: Nonallowable assets:	
Accounts receivable	284,553
Prepaid expenses	42,374
Security deposit	9,891
Due from related party	54,565
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS	223,148
Less: Haircut on securities	20,923
NET CAPITAL	202,225
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 197,225
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 8,180
TOTAL AGGREGATE INDEBTEDNESS	$ 8,180
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 545
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0404 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

MONDIALE SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2013

Net Capital, per Form X-17a-5 as of December 31, 2013	$202,225
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$202,225

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

MONDIALE SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

Schedule "4"

MONDIALE SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2013.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of Mondiale Securities, LLC

In planning and performing our audit of the financial statements of Mondiale Securities, LLC as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Mondiale Securities, LLC's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Mondiale Securities, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Mondiale Securities, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Mondiale Securities, LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Mondiale Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Mondiale Securities, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Mondiale Securities, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horowitz & Ullmann, P.C.

New York, NY
February 26, 2014